December 19, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Notice Filing Regulation A Offering (Tier 1)
Issuer: Entrex Carbon Market, Inc.
IRS Employer Identification Number: 84-2099590
Primary Standard Industrial Classification Code
Number: 5031
CIK: 0001363598
To Whom It May Concern:
This letter confirms that Entrex Carbon Market, Inc.
has filed the required Florida Notice Filing in connection with its Regulation A, Tier 1 Offering Statement on Form 1-A, as qualified under the Securities Act of 1933.
All items requested by the Florida Office of Financial Regulation that are capable of being addressed prior to effectiveness have been submitted, including the Form U-1, Form U-2, and applicable filing fees through the
REAL System.
Any remaining deficiency is contingent solely upon receipt of the Securities and Exchange
Commissions
Qualification (Effectiveness) Order.
Upon issuance, the Qualification Order will be promptly uploaded into the REAL System to complete the
Florida Notice Filing requirements pursuant to Section 517.082, Florida Statutes.
Please advise if any additional information is required at this time.
Sincerely,
Stephen H. Watkins
Chief Executive Officer
Entrex Carbon Market, Inc.